1. **If you serve as a director, officer[5], or occupy any similar status or perform a similar function of the issuer, please provide the following information**

Your full name:

_____Gabriel A Terreson_____

Title:__Owner_____ Dates of Service: __4.7.15 - current_____

Principal Occupation: ___Real estate broker_____

Employer: _____HomeStar Realtors, Inc_____

Employer's principal business: ___Real estate sales_____

List all positions and offices with the issuer held and the period of time in which the you served in the position or office:

Position: _____COO_____ Dates of Service: __9.22.16 - current____

Responsibilities: ___Oversee and supervise company operations_____

Position: _____ Dates of Service: _____

Responsibilities: _____

Position: _____ Dates of Service: _____

Responsibilities: _____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: ____HomeStar Realtors, Inc_____

Employer's principal business: ___Real estate sales_____

Title: _____Owner_____ Dates of Service: __4.7.15 - current____

Responsibilities: ___Real estate broker, manage real estate company_____

Employer: _____Northwest Funding Group_____

Employer's principal business: ___Mortgage loan origination_____

Title: _____Loan Officer_____ Dates of Service: __1.30.15 - current___

Responsibilities: ___Mortgage Broker_____

Employer: _____Pinnacle Capital Mortgage_____

Employer's principal business: __Mortgage loan origination_____

Title: _____Branch manager_____ Dates of Service: __3.1.11 - 1.30.15_____

Responsibilities: ___Mortgage Banker, manage mortgage office_____

_____

[5] For the purposes of this Question 2, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.